

April 25, 2025

Nick Bhargava
Chief Executive Officer
Groundfloor Loans 2 LLC
1201 Peachtree St NE, Suite 1104
400 Colony Square
Atlanta, GA 30361

>   **Re: Groundfloor Loans 2 LLC**
>   **Amended Offering Statement on Form 1-A**
>   **Filed March 31, 2025**
>   **File No. 024-12552**

Dear Nick Bhargava:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 24, 2025 letter.

Amended Offering Statement on Form 1-A

General

1.   We note your response to prior comment 13 and the revisions to your disclosure regarding your flywheel portfolio. We also note that you continue to include disclosure on your website regarding targeted returns including a statement that investors can "Sit back and relax as your money hits the target rate of 10%". Please explain the basis for these targeted returns and the annualized return on investment for Groundfloor Loans 1 LLC on page A-7 and revise your disclosure for consistency.

Advertising, Sales and other Promotional Materials, page 35

2.   We note your response to prior comment 2 and your disclosure on page vii that

the Flywheel Portfolio is the marketing name for this REIT. It remains unclear how the materials on your website relating to the Flywheel portfolio offering comply with Rule 255. As examples: the required statements under Rule 255(b) appear to apply to LROs and not the securities being offered in this offering; and you do not appear to have provided a URL where the preliminary offering statement was filed or identified from whom a copy of the most recent version of the preliminary offering statement may be obtained. Also, you have not filed the materials used under the authorization of Rule 255 as exhibit 13 under Item 17 of Form 1-A. Please revise.

Prior Performance Summary, page 45

3.   Please expand your disclosure in this section to address Groundfloor Loans 1 LLC, as requested in prior comment 1. Also, please clarify why you appear to have provided two sets of prior performance tables for Groundfloor Finance Inc. on pages A-5 and A-7.

Appendix A: Prior Performance Tables
Table III - Annual Operating Results of Prior Real Estate Programs , page A-1

4.   Please revise your annual operating results of prior programs (e.g. Groundfloor Finance Inc., Groundfloor Real Estate 1, LLC, and Groundfloor Loans 1, LLC) to reflect the financial information as presented in the audited financial statements for each entity and for each respective period, or advise.

Exhibits

5.   We note your response to prior comment 11. Please revise your legal opinion filed as Exhibit 12.1 to opine clearly whether purchasers of the securities will have any obligation to make payments to the registrant or its creditors (other than the purchase price for the securities) or contributions to the registrant or its creditors solely by reason of the purchasers' ownership of the securities. Refer to Staff Legal Bulletin No. 19 for guidance.

Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Zachary Fallon, Esq.